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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January 2003

AUTONOMY CORPORATION PLC

Commission File No: 000-30716

Cambridge Business Park
Cowley Road
Cambridge CB4 0WZ
United Kingdom
Tel: 44 (0)1223 448 000
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-      .

        On each of 3 January 2003, 6 January 2003, 8 January 2003, 9 January 2003, 13 January 2003, 16 January 2003, 17 January 2003, 20 January 2003, 21 January 2003, 22 January 2003, 28 January 2003, 29 January 2003, 30 January 2003 and 31 January 2003, the Company issued a release through the London Stock Exchange's Registered News Service in accordance with the Listing Rules of the United Kingdom Listing Authority, announcing details of purchases by the Company of its own shares for cancellation. Copies of the releases are attached hereto as Exhibit 99.1 and incorporated herein by reference.

Exhibits
99.1	Releases issued on each of 3 January 2003, 6 January 2003, 8 January 2003, 9 January 2003, 13 January 2003, 16 January 2003, 17 January 2003, 20 January 2003, 21 January 2003, 22 January 2003, 28 January 2003, 29 January 2003, 30 January 2003 and 31 January 2003, announcing details of purchases by the Company of its own shares for cancellation.

2

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AUTONOMY CORPORATION PLC

Date: February 3, 2003	By:	/s/ ANDREW M. KANTER Andrew M. Kanter Chief Operating Officer

3

AUTONOMY CORPORATION PLC

INDEX TO EXHIBITS

Exhibit Number	Description
99.1	Releases issued on each of 3 January 2003, 6 January 2003, 8 January 2003, 9 January 2003, 13 January 2003, 16 January 2003, 17 January 2003, 20 January 2003, 21 January 2003, 22 January 2003, 28 January 2003, 29 January 2003, 30 January 2003 and 31 January 2003, announcing details of purchases by the Company of its own shares for cancellation.

Exhibit 99.1

        3 January 2003

Autonomy Corporation plc

Purchase of own shares

        Autonomy Corporation plc today announces that on 2 January 2003 it purchased for cancellation 112,800 Ordinary Shares of 1/3p each at an average price of 177.16p per share.

        For further information, please contact:

Autonomy Corporation plc Ian Black +44 (0) 1223 448000 ianb@autonomy.com	Financial Dynamics Edward Bridges/Alastair Hetherington +44 207 831 3113 edward.bridges@fd.com alastair.hetherington@fd.com

6 January 2003

Autonomy Corporation plc

Purchase of own shares

        Autonomy Corporation plc today announces that on 3 January 2003 it purchased for cancellation 55,700 Ordinary Shares of 1/3p each at an average price of 178.63p per share.

        For further information, please contact:

Autonomy Corporation plc Ian Black +44 (0) 1223 448000 ianb@autonomy.com	Financial Dynamics Edward Bridges/Alastair Hetherington +44 207 831 3113 edward.bridges@fd.com alastair.hetherington@fd.com

8 January 2003

Autonomy Corporation plc

Purchase of own shares

        Autonomy Corporation plc today announces that on 7 January 2003 it purchased for cancellation 56,400 Ordinary Shares of 1/3p each at an average price of 177.19p per share.

        For further information, please contact:

Autonomy Corporation plc Ian Black +44 (0) 1223 448000 ianb@autonomy.com	Financial Dynamics Edward Bridges/Alastair Hetherington +44 207 831 3113 edward.bridges@fd.com alastair.hetherington@fd.com

9 January 2003

Autonomy Corporation plc

Purchase of own shares

        Autonomy Corporation plc today announces that on 8 January 2003 it purchased for cancellation 117,500 Ordinary Shares of 1/3p each at an average price of 169.67p per share.

        For further information, please contact:

Autonomy Corporation plc Ian Black +44 (0) 1223 448000 ianb@autonomy.com	Financial Dynamics Edward Bridges/Alastair Hetherington +44 207 831 3113 edward.bridges@fd.com alastair.hetherington@fd.com

13 January 2003

Autonomy Corporation plc

Purchase of own shares

        Autonomy Corporation plc today announces that on 10 January 2003 it purchased for cancellation 61,000 Ordinary Shares of 1/3p each at an average price of 162.34p per share.

        For further information, please contact:

Autonomy Corporation plc Ian Black +44 (0) 1223 448000 ianb@autonomy.com	Financial Dynamics Edward Bridges/Alastair Hetherington +44 207 831 3113 edward.bridges@fd.com alastair.hetherington@fd.com

16 January 2003

Autonomy Corporation plc

Purchase of own shares

        Autonomy Corporation plc today announces that on 15 January 2003 it purchased for cancellation 185,400 Ordinary Shares of 1/3p each at an average price of 161.65p per share.

        For further information, please contact:

Autonomy Corporation plc Ian Black +44 (0) 1223 448000 ianb@autonomy.com	Financial Dynamics Edward Bridges/Alastair Hetherington +44 207 831 3113 edward.bridges@fd.com alastair.hetherington@fd.com

17 January 2003

Autonomy Corporation plc

Purchase of own shares

        Autonomy Corporation plc today announces that on 16 January 2003 it purchased for cancellation 63,600 Ordinary Shares of 1/3p each at an average price of 156.85p per share.

        For further information, please contact:

Autonomy Corporation plc Ian Black +44 (0) 1223 448000 ianb@autonomy.com	Financial Dynamics Edward Bridges/Alastair Hetherington +44 207 831 3113 edward.bridges@fd.com alastair.hetherington@fd.com

20 January 2003

Autonomy Corporation plc

Purchase of own shares

        Autonomy Corporation plc today announces that on 17 January 2003 it purchased for cancellation 131,400 Ordinary Shares of 1/3p each at an average price of 152.15p per share.

        For further information, please contact:

Autonomy Corporation plc Ian Black +44 (0) 1223 448000 ianb@autonomy.com	Financial Dynamics Edward Bridges/Alastair Hetherington +44 207 831 3113 edward.bridges@fd.com alastair.hetherington@fd.com

21 January 2003

Autonomy Corporation plc

Purchase of own shares

        Autonomy Corporation plc today announces that on 20 January 2003 it purchased for cancellation 138,200 Ordinary Shares of 1/3p each at an average price of 144.7p per share.

        For further information, please contact:

Autonomy Corporation plc Ian Black +44 (0) 1223 448000 ianb@autonomy.com	Financial Dynamics Edward Bridges/Alastair Hetherington +44 207 831 3113 edward.bridges@fd.com alastair.hetherington@fd.com

22 January 2003

Autonomy Corporation plc

Purchase of own shares

        Autonomy Corporation plc today announces that on 21 January 2003 it purchased for cancellation 69,000 Ordinary Shares of 1/3p each at an average price of 144.69p per share.

        For further information, please contact:

Autonomy Corporation plc Ian Black +44 (0) 1223 448000 ianb@autonomy.com	Financial Dynamics Edward Bridges/Alastair Hetherington +44 207 831 3113 edward.bridges@fd.com alastair.hetherington@fd.com

28 January 2003

Autonomy Corporation plc

Purchase of own shares

        Autonomy Corporation plc today announces that on 27 January 2003 it purchased for cancellation 311,223 Ordinary Shares of 1/3p each at an average price of 139.0187p per share.

        For further information, please contact:

Autonomy Corporation plc Ian Black +44 (0) 1223 448000 ianb@autonomy.com	Financial Dynamics Edward Bridges/Alastair Hetherington +44 207 831 3113 edward.bridges@fd.com alastair.hetherington@fd.com

29 January 2003

Autonomy Corporation plc

Purchase of own shares

        Autonomy Corporation plc today announces that on 28 January 2003 it purchased for cancellation 400,000 Ordinary Shares of 1/3p each at an average price of 132.2073p per share.

        For further information, please contact:

Autonomy Corporation plc Ian Black +44 (0) 1223 448000 ianb@autonomy.com	Financial Dynamics Edward Bridges/Alastair Hetherington +44 207 831 3113 edward.bridges@fd.com alastair.hetherington@fd.com

30 January 2003

Autonomy Corporation plc

Purchase of own shares

        Autonomy Corporation plc today announces that on 29 January 2003 it purchased for cancellation 185,000 Ordinary Shares of 1/3p each at an average price of 130.11p per share.

        For further information, please contact:

Autonomy Corporation plc Ian Black +44 (0) 1223 448000 ianb@autonomy.com	Financial Dynamics Edward Bridges/Alastair Hetherington +44 207 831 3113 edward.bridges@fd.com alastair.hetherington@fd.com

31 January 2003

Autonomy Corporation plc

Purchase of own shares

        Autonomy Corporation plc today announces that on 30 January 2003 it purchased for cancellation 120,000 Ordinary Shares of 1/3p each at an average price of 128.9785p per share.

        For further information, please contact:

Autonomy Corporation plc Ian Black +44 (0) 1223 448000 ianb@autonomy.com	Financial Dynamics Edward Bridges/Alastair Hetherington +44 207 831 3113 edward.bridges@fd.com alastair.hetherington@fd.com

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SIGNATURES
AUTONOMY CORPORATION PLC INDEX TO EXHIBITS
  Exhibit 99.1